SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   11 March 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 11 March 2005 re: Director Shareholding




The London Stock Exchange
RNS
10 Paternoster Square
London EC4M 7LS
                                                             11th March, 2005


Dear Sirs,

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

On 4th March, 2005 Hill Samuel Offshore Trust Company Limited, as trustee of the Lloyds TSB Group employee share ownership trust, transferred 216,763 ordinary shares in Lloyds TSB Group plc to Mr. J.E. Daniels under the Lloyds TSB Group plc share retention plan. Details of Mr. Daniels' interest in the shares were given in the schedule 11 notification of interests of directors and connected persons made on 7th March.

The company's registrar, which handles certain administrative arrangements for the trust, has just notified the company of the transfer.

The following directors, together with some 77,000 other employees, are potential beneficiaries of the trust and are therefore to be treated as interested in the remaining 1,237,191 shares held by the trust.

Mr. J.E. Daniels
Mr. M.E. Fairey
Mr. A.G. Kane
Mr. D.P. Pritchard
Mr. G.T. Tate
Mr. M.A. van den Bergh
Mrs. H.A. Weir

This notification is made to comply with paragraph 16.13 of the listing rules.


Yours faithfully,

A.J. Michie
Secretary


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     11 March 2005